

July 21, 2010

Mr. Robert Eisman
Senior Managing Director and Chief Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

**Re: Ambac Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2010
Schedule 14A filed April 30, 2010
Form 8-K filed on June 8, 2010
File Number: 001-10777**

Dear Mr. Eisman:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing. We may also have further comments regarding your July 1, 2010 response to our April 29, 2010 letter.

Form 10-K for the fiscal year ended December 31, 2009

Risk Factors, page 36

1.   We believe your risk factor disclosure can be improved by highlighting, as your first risk factor, that you recorded approximately $2.0 billion of subrogation recoveries, which is subject to dispute and without which your total stockholders' deficit at December 31, 2009 would have more than doubled and, if true, is subject to significant uncertainty and is unprecedented in nature, scope and magnitude. In making this recommendation, we realize that this is mentioned in a risk factor, but is not itself identified as a risk. In addition, please revise your loss reserve policy in Note 2 and your losses and loss

expense reserve disclosure in Note 6 of your 2009 Form 10-K to include similar statements and your MD&A to highlight the potential impact on equity and liquidity.

Loss reserves may not be adequate to cover potential losses…, page 42

2.   You disclose that in sizing loss reserves with respect to your mortgage-related insurance exposures, you take into account expected recoveries from originators of the related mortgage-backed securities transactions, which were $2,026.3 million at December 31, 2009. Please expand your risk factor to disclose the following information:
- Based on your disclosure on page 69, that it takes approximately three years from the identification of loans with material breaches to resolution with the sponsor;
- Based on your disclosure on page 69, that you have initiated and will continue to initiate lawsuits seeking compliance with the repurchase obligations in the securitization documents;
- Based on your disclosure on page 69, that generally the sponsors have not yet honored the repurchase obligations; and
- Based on your disclosure on page 66, that the amount the sponsors believe to be their liability for these breaches is not known and may be less than the amount of your expected recoveries.

In addition, on page 69, you refer to your past experience with similar mortgage disputes, with a view towards disclosure in this risk factor. Please advise us whether you have experience seeking recoveries from originators for similar breaches in mortgage-backed securities transactions in amounts comparable to the aggregate amount of $2,026.3 million. If you do not have such experience, please expand your risk factor to disclose the additional risks that affect your business as a result of your lack of directly relevant experience.

Notes to Consolidated Financial Statements

Note 3: Investments
Realized Gains and Losses and Other-Than-Temporary Impairments, page 161

3.   Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including quantification of these inputs, used to measure the amount of your credit losses. Please see ASC 320-10-50-8A.

Form 10-Q for the Quarter ended March 31, 2010

(1) Background and Basis of Presentation
Recent Developments
Segregated Account, page 7

4.   You disclose the type of liabilities that have been allocated to the Segregated Account (i.e. certain student loan policies, certain policies insuring or relating to credit default

swaps, etc.). Please also provide, preferably in a tabular format, quantified information for each of the liabilities that have been segregated and where each item is classified in your Consolidated Balance Sheets.

5.   Tell us what consideration was given to prominently displaying the segregated liabilities apart from the company's general liabilities on the face of your Consolidated Balance Sheet.

6.   You disclose that Ambac Assurance is not obligated to make payment on the Secured Note or under the Reinsurance Agreement if its surplus as regards to policyholders is less than the Minimum Surplus Amount. Although you indicate that Ambac Assurance may issue surplus notes directly to holders of Segregated Account Policies to satisfy the portion of claim liability not paid by the Segregated Account, please revise your disclosure to indicate how the Segregated Account will pay policy claims if Ambac Assurance is prohibited from funding the claims in cash and if the claimants do not accept notes from Ambac Assurance. In this regard, please disclose whether some Wisconsin insurance fund would pay the claims, and if so, whether Ambac Assurance would be obligated to repay the fund if its surplus later exceeds the Minimum Surplus Amount.

7.   You disclose the duties of the rehabilitator under the Segregated Account Rehabilitation Proceedings. Please identify the rehabilitator and clarify whether this party is associated with the State of Wisconsin.

(8) Investments, page 43

8.   In your investment disclosures provided under this footnote, you exclude VIE investments. Please tell us where similar disclosures are presented for the investments held by the consolidated VIEs or support your basis for not providing the required disclosure.

(11) Fair Value Measurements, page 52

9.   Please revise your disclosures for assets classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Part II

Item 1. Legal Proceedings, page 123

10.   Pursuant to Item 103 of Regulation S-K, please revise your disclosure of each material
        pending legal proceeding to which you or any of your subsidiaries is a party or of which
        any of your property is the subject to disclose the following information:

        • the name of the court or agency in which the proceeding is pending,
        • the date instituted,
        • the principal parties thereto,
        • a description of the factual basis alleged to underlie the proceeding and
        • the relief sought.

        Please include in this disclosure information regarding your initiation of litigation
        seeking compliance with the repurchase obligations related to the mortgage-backed
        securities transactions in which the aggregate expected recoveries from originators were
        $2,069,246 at March 31, 2010.

Item 6. Exhibits, page 132

11.   Under "Recent Developments" you disclose that your Segregated Account will be
        operated in accordance with a Plan of Operation and certain operative documents relating
        thereto, including the Secured Note, the Reinsurance Agreement, the Management
        Services Agreement and the Cooperation Agreement. Although you have filed copies of
        the operative documents, you have not filed a copy of the Plan of Operations. Please
        promptly file a copy of your Plan of Operations and revise your disclosure to describe the
        material terms of this plan.   You also disclose that "certain policies" are included in the
        Segregated Account. Please revise your disclosure to clarify what policies are included
        in this Segregated Account and how the policies were selected for placement in the
        Segregated Account.

Schedule 14A filed April 30, 2010

Information About Directors, page 12

12.   On page 14, you disclose that your Governance Committee reviews with the Board on an
        annual basis the appropriate skills and characteristics required of Board members in the
        context of the then-current composition of the Board, which includes an assessment of
        diversity among various other factors. Pursuant to Item 407(c)(2)(vi) of Regulation S-K,
        please revise to disclose how your nominating committee considers and defines diversity.

Compensation Discussion and Analysis and Executive and Director Compensation

13.   Although it appears that you discuss factors you considered in your analysis under Item
       402(s) of Regulation S-K, you do not disclose your apparent conclusion that no
       disclosure is necessary. Please advise us of the basis for your conclusion and describe the
       process you undertook to reach that conclusion.

Form 8-K filed on June 8, 2010

Exhibit 10.1

14.   This exhibit appears to omit the Policy Beneficiary signature pages, Schedules A, B, C,
       D-1, D-2, E, F and H and Exhibits A, B, C, F-1, F-2 and H. Please be aware that when
       you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to
       file the entire agreement, including all exhibits, schedules, appendices and any document
       which is incorporated in the agreement. Please amend your Form 8-K to file a copy of
       Exhibit 10.1 with the full and complete agreement, including any exhibits, schedules and
       appendices which are included in such agreement. Please note that if these agreements
       are otherwise filed, you may insert a note in brackets that provides the location of the
       filed document. Alternatively, please provide us with an analysis which supports your
       conclusion that such exhibits are not required to be filed.

Exhibit 10.4

15.   Pursuant to Item 601(b)(10) of Regulation S-K, you have filed your Amendment No. 3 to
       your Tax Sharing Agreement. It appears that you have not filed the original agreement or
       any prior material amendments to this agreement. Please revise to file copies of these
       agreements or advise us where you have previously filed these agreements.
       Alternatively, please provide us with a detailed analysis which supports your conclusion
       that these agreements are not required to be filed.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant